Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

		Years Ended December 31,					Nine Months Ended September 30,
		2013 (2)	2012	2011	2010	2009	2014	2013 (2)
		(In thousands, except ratios)
	Earnings:
	Income from continuing operations before income taxes	$(400,841)	$(1,164,759)	$494,823	$577,596	$183,994	$(417,851)	$(317,459)
	Plus: Fixed charges	230,637	152,463	108,594	22,723	23,808	223,257	163,476
	Less: Interest capitalized during the period	(1,706)	(7,677)	(5,474)	(1,363)	(1,196)	(378)	(1,280)
		$(171,910)	$(1,019,973)	$597,943	$598,956	$206,606	$(194,972)	$(155,263)

	Fixed Charges:
	Interest expense	$222,686	$139,356	$96,820	$17,250	$18,975	$218,195	$158,123
Plus:	Interest capitalized during the period	1,706	7,677	5,474	1,363	1,196	378	1,280
	Interest portion of rental expense	6,245	5,430	6,300	4,110	3,637	4,684	4,073
		$230,637	$152,463	$108,594	$22,723	$23,808	$223,257	$163,476

	Ratio of Earnings to Fixed Charges (1)	n/a	n/a	5.51	26.36	8.68	n/a	n/a

(1) For the years ended December 31, 2013 and 2012, earnings were insufficient to cover fixed charges by approximately $402.5 million and $1,172.4 million, respectively.  For the nine months ended September 30, 2014 and 2013, earnings were insufficient to cover fixed charges by approximately $418.2 million and $318.7 million, respectively.

(2) During the second quarter ended June, 30, 2014, the Company corrected the classification of accelerated amortization of debt issuance costs that were recognized upon the extinguishment or partial extinguishment of debt during 2013 to present these amounts as a component of the gain or loss on extinguishment of debt.  This reclassification reduced interest expense for the nine months ended September 30, 2013 and the year ended December 31, 2013 by $11.2 million.